UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
333-136643

CUSIP NUMBER
682323-100

(Check one):	☐Form 10-K	☐ Form 20-F	☐Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2010
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  _________________________________________________________________________________

PART I – REGISTRANT INFORMATION

ONE BIO, CORP.
Full Name of Registrant

ONE HOLDINGS, CORP.
Former Name if Applicable

19950 West Country Club Drive, Suite 100
Address of Principal Executive Office (Street and Number)

Aventura, Florida 33180
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 6, 2010, the Registrant received a comment letter, which included comments regarding accounting and financial information (the “Comment Letter”) from the SEC staff regarding the Registrant’s previously filed Registration Statement on Form S-1 (the “S-1”).  The next amendment to the S-1 to be filed by the Registrant will need to include:  (i) all changes, including accounting and financial information changes, made by Registrant in response to the Comment Letter; and (ii) Registrant’s financial information for the quarter ended June 30, 2010, which will also be in Registrant’s Form 10-Q (“10-Q”) for that quarter.  Accordingly, the information in the 10-Q must correspond to the next amendment to the S-1.  Due to the close timing between the Registrant’s August 6, 2010 receipt of the Comment Letter and the due date for the filing of the 10-Q, the Registrant is unable to timely file its quarterly report on Form 10-Q for the quarter ended June 30, 2010, without unreasonable effort or expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Marius Silvasan	305	328-8662
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If answer is no, identify reports.

	| X | Yes | | No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:  |     |  Yes   | X |  No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ONE BIO, CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2010	By:	/s/ Marius Silvasan
Marius Silvasan, Chief Executive Officer